Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

07027396

Published Notifications on Management Transactions

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Companies whose securities are admitted to trading in the "EU-Compatible Segment" are subject to the requirements for maintenance of listing that are set out under Art. 23 of the Additional Rules for Listing in the "EU-Compatible" Segment of the SWX. They may therefore report management transactions in accordance with EU law as implemented in a given EU member state rather than in accordance with Art. 74a LR. Completed management transactions reported in this manner do not appear on this website.

Transactions from Sep 2007 to Sep 2007

Issuer: roche

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Occurrances found: **1**
Locate date: Sep 2007

Issuer	**Roche Holding AG**
Transaction date	**26.09.2007** by an executive member of the board of directors / member of senior management
Type of transaction	**Sale of 8'000 securities** amounting to **CHF 511'524.00** (CHF 63.94 / security)
Type of security	Equity securities
ISIN	US7711951043
Remarks on the product	Cash based SAR over ADR, Depository: BNY (sponsored), CUSIP: 771195104, Underlying ISIN: CH0012032048 (ROG), ratio 2:1, strike prize USD 36.3, prize at exercise: USD 90.95 (http://www.adrbny.com/dr_profile.jsp?cusip=771195104)
Further transaction details	Exchange rate: USD 1.17